

September 8, 2011

Via E-mail
Dr. Surya N. Mohapatra, Ph.D., Chairman, President and Chief Executive Officer
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey 07940

> **Re:** **Quest Diagnostics Incorporated**
> **July 11, 2011 Supplemental Response**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed February 16, 2011**
> **File No. 001-12215**

Dear Dr. Mohapatra:

We have reviewed your July 11, 2011 response to our June 24, 2011 letter and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010
July 11, 2011 Supplemental Response

1. We note your response and revised draft disclosure in response to comment seven of our letter dated June 24, 2011 and we partially reissue the comment. You provide payout factor percentages "had the Committee determined to not make the adjustment." With a view to revised disclosure, advise us of the resulting compensation in dollar amounts based on such percentages as compared to the actual compensation payouts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director